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                                  UNITED STATES                                Estimated average burden
                       SECURITIES AND EXCHANGE COMMISSION                      hours per form .............2.50
                             WASHINGTON, D.C. 20549                           ----------------------------------

                                   FORM 12b-25
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                                                                                       SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING                                     0-29182
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(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q                 CUSIP NUMBER
             [ ] Form 10-D  [ ] Form N-SAR [ ] Form N-CSR                                560775108
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                 For Period Ended:             March 31, 2005
                                   --------------------------------------

                    [ ]  Transition Report on Form 10-K
                    [ ]  Transition Report on Form 20-F
                    [ ]  Transition Report on Form 11-K
                    [ ]  Transition Report on Form 10-Q
                    [ ]  Transition Report on Form N-SAR

                 For the Transition Period Ended: _______________________

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  Read instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1--REGISTRANT INFORMATION

THE MAJOR AUTOMOTIVE COMPANIES, INC.
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Full Name of Registrant

FIDELITY HOLDINGS, INC.
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Former Name if Applicable

43-40 NORTHERN BOULEVARD
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Address of Principal Executive Officer (Street and Number)

LONG ISLAND CITY, NEW YORK 11101
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City, State and Zip Code

PART II--RULES  12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR, or
            portion thereof, will be filed on or before the fifteenth
            calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the
            prescribed due date; and

       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III --- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

       THE FORM 10-Q COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD DUE
       TO UNFORESEEN DELAYS ARISING IN ITS PREPARATION, IN PARTICULAR, FROM
       THE VALUATION OF THE COMPANY'S RECORDED GOODWILL, WHICH HAS PREVENTED
       THE COMPANY'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004 FROM BEING
       COMPLETED. AS A RESULT, THE FIRST QUARTER 2005 FINANCIAL STATEMENTS,
       WHICH ARE DEPENDENT, IN PART, ON THE FINAL RESULTS FROM 2004, COULD NOT
       BE COMPLETED AND REVIEWED IN THE PRESCRIBED TIME PERIOD.

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PART IV--- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          BRUCE BENDELL                (718)                937-3700
        -----------------        ---------------      ----------------------
              (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s).                                             [ ] Yes   [X] No

The Company's Annual Report on Form 10-K for the year ended December 31, 2004

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IT IS ANTICIPATED THAT FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31,
2005 WILL BE A PROFIT OF LESS THAN $1,000,000 AS COMPARED WITH A LOSS OF
APPROXIMATELY $188,000 IN THE PRIOR YEAR'S COMPARABLE QUARTER.

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                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   MAY  16, 2005                     By:  /s/ Bruce Bendell
      -------------------------              -----------------------------------
                                             BRUCE BENDELL, PRESIDENT, CHIEF
                                             EXECUTIVE OFFICER AND ACTING CHIEF
                                             FINANCIAL

                              GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
    Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and
    Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
    Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.202 or Section 232.202 of
    this chapter) or apply for an adjustment in filing date pursuant to
    Rule 13(b) of Regulation S-T (Section232.12(c) of this chapter).

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                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS. (SEE 18 U.S.C. 1001).

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